March 27, 2006

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Inland Land Appreciation Fund II, L.P.
Response letter to our comments on Schedule TO-T filed March 2,
2006
by MPF-NY 2005, LLC et. al.
      File No. 005-80938

Dear Mr. Patterson:

      We have reviewed your responses and have the following comments.

Offer to Purchase

Cover Page - Page 1
1. We reissue comment 1. Please revise your disclosure as previously requested to describe the access to the securities as described in your response.
2. We reissue comment 2. Please revise the disclosure as previously requested to avoid providing conflicting disclosure in separate locations of your offer document.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE